94 FERCP. 62,139                    Exhibit D-2


                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION

Virginia Electric and Power Company                      Docket No. EC01-46-000

                        ORDER AUTHORIZING ACQUISITION OF

                            JURISDICTIONAL FACILITIES

                           (Issued February 14, 2001)

     On December 15, 2000, as supplemented on January 8, 2001, Virginia Electric and Power Company (VEPCO) filed an application pursuant to section 203 of the Federal Power Act (FPA)/1/ for Commission authorization for the purchase of certain jurisdictional transmission facilities appurtenant to the purchase of three qualifying facilities (QFs) under the Public Utility Regulatory Policies Act. VEPCO is purchasing these facilities from Westpower-Franklin, L.P., LG&E Southampton, L.P., LG&E Power 11 Incorporated, Westpower-Altavista, L.P., LG&E Altavista, L.P., LG&E Power 12 Incorporated, Westpower-Hopewell, L.P., LG&E Hopewell, L.P., and LG&E Power 13 Incorporated (collectively, Sellers). The transmission assets consist of generator step-up transformers, a radial transmission line and other associated transmission equipment appurtenant to the QFs.

     VEPCO is a public utility engaged in the generation, transmission, distribution, purchase and sale of electric energy. VEPCO owns and operates nuclear, fossil fuel and hydroelectric generating units. VEPCO sells energy at retail in Virginia and northeastern North Carolina, and sells electricity at wholesale under long-term contracts to certain rural electric cooperatives, municipalities and power marketers. VEPCO also engages in wholesale sales of electricity at market-based rates./2/ VEPCO is a subsidiary of Dominion Resources, Inc. (Dominion) which is a registered holding company under the the Public Utility Holding Company Act of 1935 (PUHCA)./3/

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/1/ 116 U.S.C.ss.824b (1994).

/2/ By unpublished letter order issued February 7, 2001, the Commission authorized in the Docket No. ER00-1737 proceeding VEPCO's change of status under its market-based rate authority to reflect the instant transaction.

/3/ The  Commission  recently  approved the merger of Dominion and  Consolidated
Natural Gas Company  (CNG).  See,  Dominion  Resources,  Inc.  and  Consolidated
Natural  Gas Co., 89 FERCP.  61,162  (1999),  order on reh'g,  93 FERC P. 61,214
(2000).

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Docket No. EC01-46-000                 2


     The Sellers own all of the partnership interests in three California general partnerships: LG&E-Westmoreland Hopewell (Hopewell), LG&E-Westmoreland Altavista (Altavista), and LG&E-Westmoreland Southampton (Southampton), which own and operate the Hopewell Facility, Altavista Facility and Southampton Facility, respectively. The aggregate dependable capacity of the three facilities is approximately 188 MW.

     According to the application, VEPCO currently purchases capacity and energy from each of the QFs under long-term purchase agreements. On November 22, 2000, VEPCO and the Sellers executed a Put and Call Agreement which provides for the purchase by VEPCO of the three QFs and appurtenant transmission facilities for the Sellers, and terminates the power purchase agreements.

     VEPCO states that the proposed transaction is consistent with the public interest and will not have an adverse effect on competition, rates or regulation. With respect to competition, VEPCO states that the proposed transaction will not adversely affect competition because VEPCO already has long-term contracts for the entire output of the facilities and thus already exercises control over the facilities for purposes of market concentration analysis. Therefore, VEPCO states that the transfer of the QFs will have no impact on the company's generation market share. Furthermore, VEPCO states that the proposed transaction is consistent with the Commission's policy of encouraging utilities to buy-down or buy-out their power supply contracts with QFs.

     With regard to rates, VEPCO states that it currently has seven wholesale requirements customers./4/ VEPCO generally argues that the purchase of the QFs will not adversely affect rates under its wholesale requirements agreements because: (1) its requirements customers pay fixed demand charges under these agreements, which will be unaffected by the transaction; and (2) the fuel

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/4/ These customers are Central Virginia Electric  Cooperative,  Craig-Botetourt
Electric Cooperative, North Carolina Electric Membership Corporation (NCEMC), Town of Enfield, NC., Town of Windsor, N.C., and Virginia Municipal Electrical Association No. 1.

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Docket No. EC01-46-000                 3

adjustment clauses (FACs) under these agreements recover VEPCO's contract energy payment for the output of the acquired facilities, and they will continue to recover approximately the same level of costs after the transaction. VEPCO also claims that this transaction will not adversely affect retail rates because: (1) the Virginia State Corporation Commission has jurisdiction over the transaction and thus can ensure reasonable retail rates for Virginia retail customers; and
(2) the North Carolina Utilities Commission has jurisdiction over the FAC component of VEPCO's North Carolina retail rates, which is the only mechanism by which this transaction could affect those retail customers.

     With regard to the effect on regulation, VEPCO states that the scope of Commission regulation will not be diminished by the transaction and that Dominion, a registered public utility holding company, already committed during the Dominion/CNG merger proceeding that it would abide by the Commission's policies regarding the treatment of costs and revenues of inter-affiliate transactions in wholesale ratemaking. VEPCO also states that the transfer will not adversely affect retail regulation.

     Notices of the application were published in the Federal Register with comments due on or before January 24, 2001. On January 8, 2001, the Sellers and NCEMC filed separate motions to intervene raising no issues. Pursuant to Rule
214 of the Commission's Rule of Practice and Procedure,/5/ the Sellers' and NCEMC's timely, unopposed motions to intervene serve to make them parties to this proceeding.

     After consideration, it is concluded that the proposed transaction is consistent with the public interest and is authorized, subject to the following conditions:

     (1) The proposed transaction is authorized upon the terms and conditions and for the purposes set forth in the application;

     (2) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates, or determinations of cost, or any other matter whatsoever now pending or which may come before the Commission;

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/5/ 18 C.F.R.ss. 385.214 (a)(2) (2000).
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Docket No. EC01-46-000                 4

     (3) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted;

     (4) The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate;

     (5) VEPCO shall submit its proposed accounting for the transaction within six months after the transaction is consummated; and

     (6) VEPCO shall promptly notify the Commission of the date the acquisition of facilities is consummated.

     Authority to act on this matter is delegated to the Director, Division of Corporate Applications, pursuant to 18 C.F.R. ss. 375.307. This order constitutes final agency action. Requests for rehearing by the Commission may be filed within thirty (30) days of the date of issuance of this order, pursuant to 18 C.F.R. ss. 385.713.

                                            Michael C. McLaughlin, Director
                                            Division of Corporate Applications